Free Writing Prospectus filed pursuant to Rule 433

Registration Statement No. 333-213477

Supplementing the Prospectus Supplement dated July 10, 2018

(To Prospectus dated September 2, 2016)

Keurig Dr Pepper Provides Update on Majority Shareholder Plan to Increase Public Float to 20%

Public Float Now at 19% and Remaining Share Sales of 1% to be Paused until KDP’s Next Open Window Trading Periods for Insiders

BURLINGTON, Mass and PLANO, Texas, May 28, 2019 — Keurig Dr Pepper (NYSE: KDP) announced today that Acorn Holdings (“Acorn”), the majority shareholder of KDP, has provided an update to KDP regarding Acorn’s previously-disclosed intent to sell shares to increase the public float of KDP to approximately 20% by year-end.  As previously-disclosed, except for this increase to approximately 20% of the public float, Acorn does not intend to sell any additional shares of KDP.

Acorn has advised KDP that it has sold approximately 64 million shares through registered direct sales, including the previously-communicated sale of approximately 47 million shares earlier this month, bringing the public float to approximately 19%.  As such, Acorn plans to pause its remaining share sales of 1% until KDP’s next open window trading periods for insiders, which will occur following publication of KDP’s quarterly earnings during 2019.

KDP has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents KDP has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, KDP will arrange to send you the prospectus if you request it by calling toll-free 1-781-418-7000 or visiting KDP’s Investor Relations website at http://investors.keurigdrpepper.com.

About Keurig Dr Pepper

Keurig Dr Pepper (KDP) is a leading coffee and beverage company in North America, with annual revenue in excess of $11 billion. KDP holds leadership positions in soft drinks, specialty coffee and tea, water, juice and juice drinks and mixers, and markets the #1 single serve coffee brewing system in the U.S. The Company maintains an unrivaled distribution system that enables its portfolio of more than 125 owned, licensed and partner brands to be available nearly everywhere people shop and consume beverages. With a wide range of hot and cold beverages that meet virtually any consumer need, KDP key brands include Keurig®, Dr Pepper®, Green Mountain Coffee Roasters®, Canada Dry®, Snapple®, Bai®, Mott’s® and The Original Donut Shop®. The Company employs more than 25,000 employees and operates more than 120 offices, manufacturing plants, warehouses and distribution centers across North America. For more information, visit www.keurigdrpepper.com.

Investors

Tyson Seely

T: 781-418-3352/ tyson.seely@kdrp.com

Steve Alexander

T: 972-673-6769/ steve.alexander@kdrp.com

Media

Katie Gilroy

T: 781-418-3345/ katie.gilroy@kdrp.com